SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              THE LINK GROUP, INC.
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                               (Name of Issuer)

                      Common Stock, $.0001 par value per share
        -----------------------------------------------------------------
                        (Title of Class of Securities)

                                    53576C106
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                                 (CUSIP Number)

                            Carl Urich and Edna Urich
                             7293 S. Sherman Street
                               Littleton, CO 80122
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 27, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  53576C106
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Carl Urich and Edna Urich
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        None
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Carl Urich and Edna Urich
  OWNED BY              - 3,435,500 before sale transaction
    EACH                - 266,646 post sale transaction
  REPORTING             ----------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        None
                        ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        Carl Urich and Edna Urich
                        - 3,435,500 before sale transaction
                        - 266,646 post sale transaction
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Carl Urich and Edna Urich - 3,435,500 before sale transaction
                                - 266,646 post sale transaction
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Carl Urich and Edna Urich - 64% prior to sale trasaction
                                  4.9% as of 12/31/01 post sale transaction
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  53576C106

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

     Common Stock, $.0001 par value per share

     The Link Group, Inc.
     789 W. Pender Street, #950
     Vancouver BC V6C 1H2

ITEM 2. IDENTITY AND BACKGROUND

     (a) Carl Urich and Edna Urich

     (b) 7293 S. Sherman Street
         Littleton, CO  80122

     (c) Carl Urich and Edna Urich are both retired.

     (d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Shares were issued at formation of the Company in 1994 in consideration of services rendered and the agreement to serve as an officer and/or director. Mr. Urich has since resigned his position as President. Mrs. Urich has resigned her position as Secretary/Treasurer. They will both resign as Directors after compliance with Section 14F. Mr. and Mrs. Urich sold 3,300,187 shares on December 27, 2001 to Xin Net Corp.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities in order to have a vested interest in the company for which Reporting Persons were serving as officers/directors. As Xin Net Corp. acquired control on December 27, 2001 it was disclosed that it intended to:

     (a) Purchase additional securities of the Issuer;

     (b) Cause to occur an extraordinary corporate transaction of an acquisition of ProtectServe Pacific, Ltd. for a share exchange;

     (c) Change the present board of directors and management of the Issuer, after compliance with Section 14F;

     (d) Cause to occur a 1 for 4 reverse split and an acquisition of 100% of ProtectServe Pacific, Ltd.

CUSIP No. 53576C106

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number of shares owned:   3,435,000 prior to sale transaction
    Percent of outstanding shares owned: 63.6%

    Aggregate number of shares owned:     266,646 after the sale transaction
    Percent of outstanding shares owned:  4.9%

(b) Sole Power of voting for Reporting Persons: 266,646 after the sale transaction

(c) Transactions in securities in the
    60 days preceding transaction for Reporting Persons:   0

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Carl Urich agreed to resign as Pesident upon sale of his shares to Xin Net Corp. and to resign as director upon compliance with Section 14F.

     Edna Urich agreed to resign as Secretary/Treasurer upon sale of her shares to Xin Net Corp. and to resign as director upon compliance with Section 14F.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.


Dated: April 26, 2002                           Carl Urich

                                                by:/s/Carl Urich
                                                Carl Urich


Dated: April 26, 2002                           Edna Urich

                                                by:/s/Edna Urich
                                                Edna Urich



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